Mail Stop 4561
	 								March 28, 2006

VIA U.S. MAIL AND FAX (702) 876-0972

Michael V. Shustek
President and Chief Executive Officer
Vestin Fund III, LLC
8379 West Sunset Road
Las Vegas, NV 89113

      Re:	Vestin Fund III, LLC
      	Form 10-K for the year ended December 31, 2005
      	Filed March 10, 2006
      File No. 000-51301

Dear Mr. Shustek:

      We have reviewed your filing and have the following comments.
Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the year ended December 31, 2005

Consolidated Statements of Operations, page F-4

1. Please revise your statements of operations for the years ended December 31, 2005 and 2004, respectively, to identify and separately state related party transactions. For example, identify on the face of the income statement that rental income is received from a related party.


Note D - Investments in Real Estate Loans, page F-15

2. Please tell us how the manager arrived at $73,000 as a general allowance for loan losses, and what the basis is for this amount. Additionally, provide greater detail on the process the manager uses to determine the value of the collateral is sufficient to protect you against further losses. During our review of Vestin Realty Trust II,
Inc.`s Form S-4, originally filed May 20, 2005, you indicated that the general allowance for loan losses is typically maintained at approximately 1%. Given Fund III`s limited operating history, and the apparent similarity between the types of loans that Fund II and
Fund III invest in, it appears that Fund III should at a minimum have a similar allowance of at least 1% of the outstanding investment in real estate loans.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions, you may contact Eric McPhee at
(202)
551-3693 or me at (202) 551-3486.

Sincerely,



Daniel L. Gordon
Branch Chief


Michael V. Shustek
Vestin Fund III, LLC
March 28, 2006
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